Filed by Zendesk, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communications made available on October 28, 2021 are being filed in connection with the proposed acquisition of Momentive Global Inc. (“Momentive”) by Zendesk, Inc. (“Zendesk”):

Key Messages and FAQs

Key Messages

The Vision

•	Enable businesses to have more meaningful relationships with their customers.

The Mission

•

Create a powerful, new Customer Intelligence company that gives businesses the ability to develop a rich and dynamic picture of every customer and the tools to create meaningful customer relationships.

The Challenge

•	In a global, digital first economy, building more meaningful relationships with your customers is an imperative. But it’s still incredibly hard.

•	Meaning comes from deep understanding of your customers, something most businesses struggle to do.

•	Today, businesses have an endless supply of data but it creates a picture of your customer that is one dimensional and incomplete. And so customer understanding remains out of reach.

Why Zendesk and Momentive?

•	Zendesk pioneered the ability to easily respond to what your customers say and do.

•	Momentive is a leader in capturing what they think and feel.

•	With this combination, we’re creating what businesses really need—a customer intelligence company.

•	Customer intelligence connects what customers say and do, with what they actually think and feel.

•	Together, Zendesk and Momentive will give businesses the unique ability to see the full picture, understand completely, and engage better to build meaningful customer relationships.

The Details:

With Momentive, Zendesk will create what businesses really need—a customer intelligence company that connects what customers say and do, with what they think and feel. The combination will give businesses the ability to:

•	Listen to your customers: Collect critical information about your customers needs, experiences and expectations

•	Develop a rich picture: Bring your customer into focus by combining your customer data, with real time market research and insights for the context you need to truly understand

•	Act on insights: Empower customer-facing teams to take action with the full breadth of data about their customers as well as feedback and market insights to improve customer interactions

FAQs

All Employees

Who is Momentive, and why is Zendesk acquiring the company?

Momentive (formerly SurveyMonkey) delivers intuitive, people-centric solutions that help industry leaders quickly and confidently make important decisions, take action, and achieve tangible results. Today, Momentive offers enterprise solutions for agile experience management and insights by its three product brands: SurveyMonkey (surveys), GetFeedback (customer experience), and Momentive (market research).

The Momentive team comprises approximately 1,500 employees in San Mateo, San Francisco, Portland,

Ottawa, Dublin, Amsterdam, The Netherlands and of course, living rooms and kitchen tables all over the world. Like us, the Momentive team takes diversity, equity, and inclusion seriously (see their commitment and representation numbers). And like us, they’ve made social impact a big part of the company culture (read more in the latest social impact report). To learn more, check out this video.

How does this impact me?

For now, nothing changes. You should stay focused on your current objectives. Zendesk’s acquisition of Momentive is subject to approval by Zendesk stockholders and Momentive stockholders, the receipt of required regulatory approvals and other customary closing conditions. Zendesk and Momentive remain separate entities and will operate as completely separate businesses until close, which we expect to happen in the first half of 2022. Upon close, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

How much is Zendesk paying for Momentive?

As detailed in our press release, the terms of the transaction provide for Momentive stockholders to receive 0.225 shares of Zendesk for each share of Milky Way, a ratio which represents an implied value of approximately $28 per outstanding share of Momentive stock based on the 15-day volume weighted average price of Snickers common stock up to and including October 26, 2021.

What happens to our products?

For now, nothing changes about our products or packaging. In the first few quarters following the close of the acquisition, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products.

How will this affect the product roadmap?

For now, nothing changes with respect to our product roadmap. As always product roadmaps are forward looking and subject to change. Any updates to current roadmaps will be communicated through our standard channels.

How will this work with Sunshine?

For now, there are no changes. Upon the close of the acquisition, we will work together to set a vision for how our various sets of customer data come together. We believe the integration of more customer data will only enhance the value of our Sunshine platform and use cases for the customer record in Zendesk.

Will we merge their teams into ours?

Upon the close of the acquisition, Momentive CEO Zander Lurie will continue to lead Momentive’s strong leadership team. In the first few quarters following completion of the acquisition, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

What will happen to the Momentive brand?

For now, nothing changes. In the first few quarters following completion of the acquisition, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

Can I post about this on social media?

You can reshare or like posts by Zendesk CEO Mikkel Svane or from the Zendesk brand handles and channels. Otherwise, don’t post. If you reshare, don’t add any commentary, and don’t reshare or like posts from other sites (like news outlets) about the deal.

Can I trade Zendesk stock or Momentive stock between sign and close?

Zendesk employees should exercise extreme caution and consult with Zendesk legal if trading in Momentive or Zendesk securities. Any Zendesk employees to whom the transaction was disclosed prior to its public announcement and had access to material nonpublic information regarding Momentive will continue to be restricted from trading in Momentive or Zendesk securities through certain SEC filings later in the fall. This group of people would include those with access to financial models, projections and similar information relating to Momentive and anyone else who received an email regarding a restriction on trading. If you have any questions, please contact the legal team at legal@zendesk.com.

Where can I get more information/answers to questions?

We will be setting up a Zendesk instance in the coming days to handle your questions and share a link to a form to use. Until then, submit any questions using this Google form. We will review questions regularly and update this FAQ as needed.

Can I transfer to [OFFICE LOCATION OF Momentive] now?

We will not be allowing any transfers at this time.

A member of the press reached out to me. What should I do?

Please forward the request and / or reach out to press@zendesk.com.

GTM

What should I tell my customer about this?

GTM specific FAQ, Partner FAQ, customer and partner call scripts and emails are located here.

What does this mean for GTM teams?

For now, nothing changes. You should stay focused on your current objectives. Zendesk’s acquisition of Momentive is subject to approval by Zendesk stockholders and Momentive stockholders, the receipt of required regulatory approvals and other customary closing conditions. Zendesk and Momentive remain separate entities and will operate as completely separate businesses until close, which we expect to happen in the first half of 2022. Upon close, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

As a sales rep do I need to do anything?

No. Upon close, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

How large is the Momentive GTM team and where are they located?

Momentive has about 500 people on the Sales and Marketing teams, along with approximately 110 folks on the Customer Success team and 130 more in Customer Operations.

Can I reach out to the Momentive GTM team now?

No. Zendesk and Momentive remain separate entities and will operate as completely separate businesses until close, which we expect to happen in the first half of 2022. Your focus should be on your current priorities and goals.

My customer is also a Momentive customer. Should I engage with my customer differently now?

For now, nothing is changing. Customers should continue reaching out to their existing sales and support teams at Zendesk and Momentive, separately.

My customer is currently looking at both Zendesk and Momentive solutions. Do I stop this process because of today’s announcement?

No. You should continue to pursue your opportunity as a separate entity from Momentive.

I am currently pursuing a deal with a Momentive competitor. What should I do?

Until the acquisition closes in the first half of 2022, it’s business as usual. You should continue your pursuit.

Can customers buy Momentive products from Zendesk now?

No.

How are Momentive products sold today? Are they sold direct or through the channel?

Momentive products are sold via a self-serve (ecommerce) channel and a sales-assisted direct sales team. They do not have a large channel (reseller) go-to-market motion at this time.

Does Momentive currently sell globally?

Momentive sells in all geographies via the self-serve channel, and the international sales-assisted team is primarily based in Ottawa, Canada, and across EMEA.

One of my customers wants to talk to Momentive. How do I get them to the right account executive?

Please direct them to https://www.momentive.ai. Upon close, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

I have a sales-related question not addressed in this FAQ. Who do I contact?

We will set up a Zendesk instance in the coming days to handle your questions and share a link to a form to use. Until then, submit any questions using this Google form. We will review questions regularly and update this FAQ as needed.

Partners

What does this mean for Zendesk partners?

GTM specific FAQ, Partner FAQ, customer and partner call scripts and emails are located here.

What does this mean for Zendesk partners with similar and / or competing products to Momentive?

Zendesk supports a thriving partner ecosystem and will continue to work closely with all of its partners.

Does Zendesk plan on removing other partners with similar and / or competing products to Momentive from the Zendesk Marketplace?

No, we will not be removing other partners from the Marketplace.

I would like to get on Momentive and start to sell or implement their solutions now. Is this possible?

Please reach out to Momentive via https://www.momentive.ai.

What if I already sell or implement Momentive?

For now, nothing changes.

People & Places

Talent Acquisition: What do I tell prospective/currently in process employees about this?

You can tell them this is an exciting time to join us. We just announced we’re acquiring Momentive to create a powerful new Customer Intelligence company. Zendesk and Momentive will remain separate entities until the close of the acquisition in the first half of 2022. This news has no impact upon our existing hiring process.

Talent Acquisition: There’s a candidate actively interviewing who currently works for Momentive. Should we discontinue or pause the process?

If this individual was on the deal team that helped us get to a signed agreement, please contact legal. Otherwise, no. Zendesk and Momentive remain separate entities and will operate as completely separate businesses until the close of the acquisition in the first half of 2022.

People Operations & People Partners: I have received a question from an employee/group of employees about the acquisition. What do I do?

Advise them to review this FAQ. We will set up a Zendesk instance in the coming days to handle questions and share a link to a form to use. Until then, submit any questions using this Google form. We will review questions regularly and update this FAQ as needed.

People Operations & People Partners: What implications will this have for our roles/our future hiring plans/our office locations/other aspects of working here?

For now, there are no changes to roles, future hiring plans, office locations or any other aspect of working at Zendesk. Upon close in the first half of 2022, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at https://investor.momentive.ai or upon written request to Momentive at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Company common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this [press release], including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with our customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s respective Quarterly Reports on Form 10-Q for the period ended June 30, 2021 and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Zendesk Intranet Article, Slack Message Sent by Zendesk CEO to All Zendesk Employees and E-mail by Zendesk CEO to All Zendesk Employees and Contingent Workers

Creating a powerful new Customer Intelligence company:

Zendesk to acquire Momentive and its iconic SurveyMonkey platform

Today, we announced our intent to acquire the parent company behind SurveyMonkey, Momentive (SurveyMonkey recently rebranded to Momentive). The SurveyMonkey brand is iconic and we’ve admired their business from afar since the inception of Zendesk. It’s hard to think of any other business software that has democratized an industry like they have—almost every person in the world has responded to one of their surveys at some point. With Momentive, we’re going to create what businesses really need—a Customer Intelligence company. We’re going to give businesses a rich, colorful picture so they can actually understand their customers and build authentic relationships.

We know firsthand that building meaningful relationships with customers is hard - especially after the last two years and in a digital-first world. Businesses all have different ways of collecting and using context about their customers, stuck in different systems and tools. They can’t easily put it together and paint a multidimensional picture of the customers in front of them. We’re going to change this.

Both Zendesk and Momentive are companies people love to work with because we deliver value on day one. Zendesk is the best way to respond to what customers do and say and makes great customer service possible. Momentive is the best way to capture what customers think and feel. Our cultures and go-to-market strategies are similar, and together we have more opportunities to expand our markets, accelerate our growth, and deliver more value to our customers.

The foundation for all of this, of course, is you. Our collective teams are deeply talented, hard-working people who build amazing products and nurture genuine and deep customer relationships.

We’re excited about the future ahead, and I look forward to welcoming Momentive CEO Zander Lurie and the Momentive team to Zendesk when the deal closes in the first half of 2022. Until then, please read through the FAQs, our press release, and this message is posted on the Zentranet in case you need to refer back to it. We’ll also cover this in the November Town Hall, so tune in. (In the meantime, make sure you read the lawyers’ email!)

-Mikkel

Important note

Zendesk’s acquisition of Momentive is subject to regulatory approval. Zendesk and Momentive remain separate entities and will operate as completely separate businesses until close, which we expect to happen sometime in the first half of 2022. In the first few quarters following completion of the combination, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

Important: https://investor.zendesk.com/ir-home/SEC-Legend/

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at https://investor.momentive.ai or upon written request to Momentive at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Company common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with our customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s respective Quarterly Reports on Form 10-Q for the period ended June 30, 2021 and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Go-to-Market Slack Post and E-mail

From: Norman Gennaro, President of Worldwide Sales

Subject: FWD: Exciting news—Zendesk to acquire SurveyMonkey and its parent company, Momentive

Team,

Exciting news! As you may have seen from Mikkel’s email or Slack post, we just announced our intent to acquire Momentive, including the iconic SurveyMonkey platform.

With Momentive, Zendesk will create what businesses really need—a Customer Intelligence company that connects what customers say and do, with what they think and feel. The combination will give our customers the ability to:

•	Listen to their customers: Collect critical information about customer needs, experiences and expectations

•	Develop a rich picture: Bring their customers into focus by combining transactional data, with market research and insights for the context to truly understand them

•	Act on insights: Empower their teams to take action with the full breadth of data about their customers as well as feedback and market insights to improve customer interactions

So what should you be doing now?

First, please get familiar with the following materials so you can reach out to and/or respond to your customers as needed:

•	Press release

•	Zentranet article

•	Key Messages and FAQs

•	Additional GTM FAQs, Customer Call Script and Email Template

Otherwise, stay focused on your Q4 priorities. Zendesk’ acquisition of Momentive is subject to approval by Zendesk stockholders and Momentive stockholders, the receipt of required regulatory approvals and other customary closing conditions, and so we will remain separate entities and operate as completely separate businesses until close, which we expect to happen in the first half of 2022.

In the first few quarters after the acquisition closes, we will work jointly on the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence.

Thank you for your continued focus as we finish up the year strong. I am confident that our ability to stay focused and close a fantastic Q4, will set us up for a more successful 2022 start to being a Customer Intelligence company.

Norm, Sharon and Jeff

Important: https://investor.zendesk.com/ir-home/SEC-Legend/

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND

MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com/ir-home/default.aspx or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at https://investor.momentive.ai or upon written request to Momentive at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Company common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with our customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s respective Quarterly Reports on Form 10-Q for the period ended June 30, 2021 and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Social Posts

Twitter: Well this calls for Zendesk is acquiring @MomentiveAI and its iconic @SurveyMonkey platform to create a powerful new Customer Intelligence company. More details: [Link to Press Release]. Important: https://investor.zendesk.com/ir-home/SEC-Legend/

LinkedIn: Well this calls for Zendesk is acquiring @MomentiveAI and its iconic @SurveyMonkey platform to create a powerful new Customer Intelligence company. More details: [Link to Press Release]. Important: https://investor.zendesk.com/ir-home/SEC-Legend/

Facebook: Well this calls for Zendesk is acquiring @MomentiveAI and its iconic @SurveyMonkey platform to create a powerful new Customer Intelligence company. More details: [Link to Press Release]. Important: https://investor.zendesk.com/ir-home/SEC-Legend/

Instagram: Well this calls for Zendesk is acquiring @MomentiveAI and its iconic @SurveyMonkey platform to create a powerful new Customer Intelligence company. More details: [Link to Press Release]. Important: https://investor.zendesk.com/ir-home/SEC-Legend/